Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:

    Advantage Announces Executive Appointment

    (TSX: AVN.UN, NYSE: AAV)

    CALGARY, July 24 /CNW/ - The Board of Directors of Advantage Energy
Income Fund ("Advantage") is pleased to announce the appointment of David
Cronkhite to the position of Vice President, Operations, effective July 18,
2003.
    Mr. Cronkhite has over 25 years experience in production engineering, drilling, facilities, environment and loss management in the oil and gas industry. He has been with Advantage for five years during which time he served as Production Manager.
    Before joining Advantage, Mr. Cronkhite held engineering positions with several oil and gas companies including Hudson's Bay, Scepter, Stampeder and
Calpine. Mr Cronkhite is a member of both APPEGA and APEGBC.
    %SEDAR: 00016522E          %CIK: 0001259995

    /For further information: Investor Relations, Toll free: 1-866-393-0393;
Advantage Energy Income Fund, 3100, 150 - 6th Avenue SW, Calgary, Alberta, T2P
3Y7, Phone: (403) 261-8810, Fax: (403) 262-0723, Web Site:
www.advantageincome.com, E-mail: advantage(at)advantageincome.com/
    (AVN.UN. AAV)

CO:  Advantage Energy Income Fund

CNW 13:45e 24-JUL-06